UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41247

Satellogic Inc.

(Translation of registrant’s name in English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 1, 2022, Satellogic Inc. (the “Company”) informed Continental Stock Transfer & Trust Company (the “Transfer Agent”) that pursuant to Section 4.2.3 of the Warrant Agreement (the “Original Warrant Agreement”), dated January 28, 2021, by and among CF Acquisition Corp. V (“CF V”) and the Transfer Agent as modified and assumed by that certain Assignment, Assumption and Amendment Agreement (“Assignment Agreement” and the Original Warrant Agreement, as modified by the Assignment Agreement, the “Warrant Agreement”) dated as of January 25, 2022 by and among CF V, the Transfer Agent and the Company that the Warrant Price (as defined in the Warrant Agreement) with respect to the 8,533,333 warrants issued and outstanding under the Warrant Agreement (the “Warrants”) will be adjusted from $11.50 to $8.63 and the Redemption Price (as defined in the Warrant Agreement)of the Warrants will be adjusted from $18.00 to $13.50.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Dated: April 1, 2022